Exhibit 99.1

MANAGEMENT, AUDIT, FINANCE AND RISK COMMITTEE, AND AUDITOR LETTERS

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company’s Consolidated Financial Statements and the overall quality of the Company’s financial reporting are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include estimates which are based on management’s best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for installing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements. Management believes the system of internal controls it has installed has operated effectively in 2005.

Deloitte & Touche LLP, a firm of chartered accountants, were appointed by the shareholders as external auditors of the Company to conduct an independent examination and express their opinion on the Consolidated Financial Statements. The Auditors’ Report outlines the auditors’ opinion and the scope of their examination. The services provided to the Company by the external auditors are now restricted to the audit of the Consolidated Financial Statements and audit related services. The only non-audit service provided was the licensing of access to industry databases and the Company cancelled those licences in 2005. The Company engaged PricewaterhouseCoopers LLP as contract auditor to provide internal audit services.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board of Directors.

/s/ Ron A. Brenneman                                   /s/ E. F. H. Roberts
Ron A. Brenneman	E. F. H. Roberts
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
February 9, 2006

AUDIT, FINANCE AND RISK COMMITTEE OF THE BOARD OF DIRECTORS

The Audit, Finance and Risk Committee, which is composed of not fewer than three (currently five) independent directors, assists the Board of Directors in the discharge of its responsibility for overseeing management’s performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly Consolidated Financial Statements, accounting policies and the overall quality of the Company’s financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board of Directors regarding financial matters and oversees the process that management has in place to identify business risks. The Committee members are all independent pursuant to National Instrument 52-110 (N1 52-110), NYSE Corporate Governance Standards and the Sarbanes Oxley Act of 2002 (SOX), and are financially literate, with one member who has been recognized as a “financial expert” in accordance with SOX requirements.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit, and reviews the results of the audit and the Auditors’ Report. The external auditors report to the Committee and to the Board of Directors. The Committee discusses the external auditors’ independence from management and the Company with the auditors and receives written confirmation of their independence. The Committee also recommends to the Board of Directors the external auditors to be appointed by the shareholders and approves in advance fees for the external auditors’ services.

With respect to the contract auditor’s engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations. The contract auditor reports to the Committee and to the Board of Directors.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

/s/ Paul D. Melnuk
Paul D. Melnuk
Chairman of the Audit, Finance and Risk Committee
February 9, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Petro-Canada:

We have audited the Consolidated Balance Sheet of Petro-Canada as at December 31, 2005 and 2004 and the Consolidated Statements of Earnings, Retained Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
February 9, 2006

CONSOLIDATED STATEMENT OF EARNINGS

(stated in millions of Canadian dollars, except per share amounts)

For the years ended December 31,
	2005	2004	2003
		(Note 3)	(Note 3)
Revenue
Operating	$17,585	$14,270	$12,392
Investment and other income (Note 5)	(806)	(312)	16
	16,779	13,958	12,408
Expenses
Crude oil and product purchases	8,846	6,740	5,620
Operating, marketing and general (Note 6)	2,962	2,572	2,432
Exploration (Note 15)	271	235	271
Depreciation, depletion and amortization (Notes 6 and 15)	1,222	1,256	1,429
Unrealized gain on translation of foreign currency denominated long-term debt	(88)	(77)	(251)
Interest	164	142	182
	13,377	10,868	9,683
Earnings from Continuing Operations Before Income Taxes	3,402	3,090	2,725
Provision for Income Taxes (Note 7)
Current	1,794	1,365	1,127
Future	(85)	27	63
	1,709	1,392	1,190
Net Earnings from Continuing Operations	1,693	1,698	1,535
Net Earnings from Discontinued Operations (Note 3)	98	59	115
Net Earnings	$1,791	$1,757	$1,650
Earnings per Share from Continuing Operations (Notes 4 and 8)
Basic	$3.27	$3.21	$2.90
Diluted	$3.22	$3.17	$2.87
Earnings per Share (Notes 4 and 8)
Basic	$3.45	$3.32	$3.11
Diluted	$3.41	$3.28	$3.08

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(stated in millions of Canadian dollars)

For the years ended December 31,
	2005	2004	2003
Retained Earnings at Beginning of Year	$5,408	$3,810	$2,266
Net earnings	1,791	1,757	1,650
Dividends on common shares	(181)	(159)	(106)
Retained Earnings at End of Year	$7,018	$5,408	$3,810

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(stated in millions of Canadian dollars)

For the years ended December 31,
	2005	2004	2003
		(Note 3)	(Note 3)
Operating Activities
Net earnings	$1,791	$1,757	$1,650
Less: Net earnings from discontinued operations	98	59	115
Net earnings from continuing operations	1,693	1,698	1,535
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	1,222	1,256	1,429
Future income taxes	(85)	27	63
Accretion of asset retirement obligations	50	50	64
Unrealized gain on translation of foreign currency denominated long-term debt	(88)	(77)	(251)
Gain on disposal of assets (Note 5)	(48)	(12)	(42)
Unrealized loss associated with the Buzzard derivative contracts (Note 24)	889	333	-
Other	14	33	56
Exploration expenses (Note 15)	140	117	188
Proceeds from sale of accounts receivable (Note 10)	80	399	-
(Increase) decrease in non-cash working capital related to continuing operating activities (Note 9)	(84)	104	(146)
Cash flow from continuing operating activities	3,783	3,928	2,896
Cash flow from discontinued operating activities (Note 3)	204	233	229
Cash flow from operating activities	3,987	4,161	3,125
Investing Activities
Expenditures on property, plant and equipment and exploration (Note 15)	(3,606)	(3,955)	(2,232)
Proceeds from sale of assets	81	44	165
Increase in deferred charges and other assets	(70)	(36)	(147)
Acquisition of Prima Energy Corporation (Note 12)	-	(644)	-
Decrease in non-cash working capital related to investing activities (Note 9)	237	10	94
	(3,358)	(4,581)	(2,120)
Financing Activities
Increase (decrease) in short-term notes payable	(303)	314	-
Proceeds from issue of long-term debt (Note 18)	762	533	804
Repayment of long-term debt	(6)	(299)	(1,352)
Proceeds from issue of common shares (Note 21)	64	39	50
Purchase of common shares (Note 21)	(346)	(447)	-
Dividends on common shares	(181)	(159)	(106)
Increase in non-cash working capital related to financing activities (Note 9)	-	(26)	-
	(10)	(45)	(604)
Increase (Decrease) in Cash and Cash Equivalents	619	(465)	401
Cash and Cash Equivalents at Beginning of Year	170	635	234
Cash and Cash Equivalents at End of Year	$789	$170	$635
Cash and Cash Equivalents - Discontinued Operations (Note 3)	$68	$206	$227
Cash and Cash Equivalents - Continuing Operations	$721	$(36)	$408

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(stated in millions of Canadian dollars)

As at December 31,
	2005	2004
		(Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Note 13)	$721	$-
Accounts receivable (Note 10)	1,617	1,086
Inventories (Note 14)	596	549
Assets of discontinued operations (Note 3)	237	387
	3,171	2,022

Property, Plant and Equipment, Net (Note 15)	15,921	14,318
Goodwill (Note 16)	737	853
Deferred Charges and Other Assets (Note 17)	415	345
Assets of Discontinued Operations (Note 3)	411	598
	$20,655	$18,136

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Outstanding cheques less cash and cash equivalents (Note 13)	$-	$36
Accounts payable and accrued liabilities	2,854	2,188
Income taxes payable	82	272
Liabilities of discontinued operations (Note 3)	102	133
Short-term notes payable	-	299
Current portion of long-term debt	7	6
	3,045	2,934

Long-Term Debt (Note 18)	2,906	2,275
Other Liabilities (Note 19)	1,888	646
Asset Retirement Obligations (Note 20)	923	834
Future Income Taxes (Note 7)	2,405	2,708

Commitments and Contingent Liabilities (Note 25)

Shareholders' Equity
Common shares (Note 21)	1,362	1,314
Contributed surplus (Note 21)	1,422	1,743
Retained earnings	7,018	5,408
Foreign currency translation adjustment	(314)	274
	9,488	8,739
	$20,655	$18,136

See accompanying Notes to Consolidated Financial Statements

Approved on behalf of the Board of Directors

/s/ Ron A. Brenneman                /s/ Brian F. MacNeill
Ron A. Brenneman     Brian F. MacNeill
Director                 Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in millions of Canadian dollars, unless otherwise stated)

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation
The Consolidated Financial Statements include the accounts of Petro-Canada and of all subsidiary companies (the Company) and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Differences between Canadian and United States GAAP are explained in Note 27.

Substantially all of the Company's exploration and development activities are conducted jointly with others. Only the Company's proportionate interests in such activities are reflected in the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, income taxes, employee future benefits and the estimates of oil and gas reserves and related depreciation, depletion and amortization.

(b)	Revenue Recognition
Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer. Inter-segment sales are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer; these amounts are eliminated on consolidation.

International operations conducted pursuant to exploration and production-sharing agreements (EPSAs) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the EPSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each EPSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Foreign Currency Translation
Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. With the exception of items pertaining to self-sustaining operations, the other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expense items are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

The Company’s International business segment and the U.S. Rockies upstream operations included in the North American Natural Gas business segment are operated on a self-sustaining basis. Assets and liabilities of these operations, including associated long-term debt, are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the foreign currency translation adjustment as part of shareholders’ equity.

(d)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the temporary differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

(e)	Earnings Per Share
Basic earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if stock options, excluding stock options with a cash payment alternative, were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

(f)	Cash and Cash Equivalents
Cash and cash equivalents comprise cash in banks, less outstanding cheques, and short-term investments with a maturity of less than 90 days when purchased. Short-term investments are recorded at the lower of cost or market value.

(g)	Sale of Accounts Receivable
The transfers of accounts receivable are accounted for as sales, other than the retained interest, when the Company has surrendered control over the transferred receivables and received proceeds. Gains or losses are recognized as other income or expenses and are dependent upon the purchase discount as well as the previous carrying amount of the receivables transferred, which is allocated between the receivables sold and the retained interest, based on their relative fair values at the date of the transfer. Fair value is determined based on the present value of future expected cash flows.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and product purchases is determined primarily on a "last-in, first-out" (LIFO) basis.

(i)	Investments
Investments in companies over which the Company has significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

(j)	Property, Plant and Equipment
Investments in exploration and development activities are accounted for using the successful efforts method. Under this method, the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells which are assigned proved reserves remain capitalized, while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the impairment recorded is the amount by which the carrying value of the asset exceeds its fair value.

(k)	Depreciation, Depletion and Amortization
Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the unit of production method. Development and exploration drilling and equipment costs are depleted over the remaining proved developed reserves and proved property acquisition costs over the remaining proved reserves.

Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, as appropriate. Straight line depreciation is based on the estimated service lives of the related assets, which range from three to 25 years.

Deferred financing costs are amortized over the term of the related liability.

Costs associated with significant development projects are not depleted until commencement of commercial production.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Asset Retirement Obligations
The fair values of estimated asset retirement obligations are recorded as liabilities when incurred and the associated cost is capitalized as part of the cost of the related asset. Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The associated accretion is recorded in operating expense and the depreciation is included in depreciation, depletion and amortization expense.

Asset retirement obligations for Downstream sites are provided when the incurrence is established as a result of a legal obligation to restore the site or when the Company intends to restore the site.

(m)	Goodwill
Acquisitions are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill, which is not amortized, is the excess of the purchase price over such fair value and is assigned to one or more reporting units.

The carrying value of goodwill is assessed for impairment annually at year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

(n)	Stock-Based Compensation
The Company maintains stock option, performance share unit and deferred stock unit plans as described in Note 22.

The Company accounts for stock options granted prior to 2003 based on the intrinsic value at the grant date, which does not result in a charge to earnings because the exercise price was equal to the market price at grant date.

Stock options granted in 2003 are accounted for using the fair value method. Fair values are determined, at the grant date, using the Black-Scholes option-pricing model. The compensation expense associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration paid and the associated contributed surplus is credited to common shares.

Stock options granted subsequent to 2003, which provide the holder with a cash payment alternative, are accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the option exercise price.

Performance share units (PSUs) are accounted for on a mark-to-market basis over the term of the PSUs whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s current total shareholder return relative to the selected industry peer group.

Deferred stock units (DSUs) are accounted for on a mark-to-market basis whereby a liability and expense are recorded each period based on the number of DSUs outstanding and the current market price of the Company’s shares.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(o)	Employee Future Benefits
The Company’s employee future benefit programs consist of both defined benefit and defined contribution pension plans, as well as other post-retirement benefits as described in Note 23.

The Company records its obligations under employee benefit plans, net of plan assets where applicable. The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method prorated based on service and using management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the beginning of the year on high quality corporate debt instruments. Company contributions to the defined contribution plan are expensed as incurred.

(p)	Hedging and Derivative Financial Instruments
The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for speculative purposes and a system of controls is maintained that includes a policy covering the authorization, reporting and monitoring of derivative activity.

The Company formally documents all derivative instruments designated as hedges, the risk management objective, and the strategy for undertaking the hedge.

Gains and losses on derivatives that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. The Company assesses both at inception and over the term of the hedging relationship, whether the derivative instruments used in the hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. If a derivative instrument ceases to be effective or is terminated, hedge accounting is discontinued. The accumulated gains and losses continue to be deferred and recognized in the Consolidated Statement of Earnings in the period of settlement of the related transaction; future gains or losses are recognized in the Consolidated Statement of Earnings in the period they occur.

Derivative instruments that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheet at fair value with any resulting gain or loss recognized in the Consolidated Statement of Earnings in the current period.

Note 2 - SEGMENTED INFORMATION FROM CONTINUING OPERATIONS

The Company is an integrated oil and gas company with activities spanning both the upstream and downstream sectors of the industry. The Company conducts its business through five major operating business segments along with Shared Services. Upstream activities are conducted through four business segments, which include North American Natural Gas, East Coast Oil, Oil Sands and International; Downstream operations comprise the fifth business segment.

Upstream operations include the exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids and oil sands. The North American Natural Gas segment includes activity in Western Canada, the U.S. Rockies, the Mackenzie Delta/Corridor, Offshore Nova Scotia and Alaska. The East Coast Oil segment comprises activity offshore Newfoundland and Labrador, and includes interests in the Hibernia, Terra Nova, and White Rose oilfield operations. The Oil Sands segment includes an interest in the Syncrude oil sands mining operation, the MacKay River in situ oil sands operation, and an interest in the Fort Hills oil sands mining project. The International segment includes activity primarily in the United Kingdom, the Netherlands, Trinidad and Tobago, Venezuela, Libya, Algeria, Tunisia, Denmark, Morocco and Syria. The producing assets in Syria, previously included in the International segment, have been accounted for as a discontinued operation (Note 3).

The Downstream business segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

Financial information by business segment is presented in the following table as though each segment were a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, unrealized gains or losses on translation of foreign currency denominated long-term debt and general corporate revenue and expenses. Shared Services assets are principally cash and cash equivalents and other general corporate assets.

	Upstream
	North American Natural Gas			East Coast Oil
	2005	2004	2003	2005	2004	2003
Revenue [1]
Sales to customers	$2,073	$1,770	$1,705	$1,284	$914	$818
Investment and other income [2]	21	3	51	(2)	(3)	(1)
Inter-segment sales	345	215	190	346	527	482
Segmented revenue	2,439	1,988	1,946	1,628	1,438	1,299
Expenses
Crude oil and product purchases	466	359	366	48	-	-
Inter-segment transactions	7	9	7	6	5	-
Operating, marketing and general	426	379	330	158	120	121
Exploration	118	119	146	4	2	47
Depreciation, depletion and amortization	364	321	269	259	268	267
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-
Interest	-	-	-	-	-	-
	1,381	1,187	1,118	475	395	435
Earnings (loss) from continuing operations before income taxes	1,058	801	828	1,153	1,043	864
Provision for income taxes
Current	311	330	227	361	323	313
Future	73	(29)	109	17	9	(46)
	384	301	336	378	332	267
Net earnings (loss) from continuing operations	$674	$500	$492	$775	$711	$597
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$713	$666	$517	$314	$275	$344
Deferred charges and other assets	7	6	4	1	1	4
Acquisition of Prima Energy Corporation, including goodwill	-	644	-	-	-	-
	$720	$1,316	$521	$315	$276	$348
Cash flow from continuing operating activities	$1,219	$899	$1,019	$1,002	$1,018	$788
Total assets from continuing operations	$3,763	$3,477	$2,341	$2,442	$2,265	$2,288

	Upstream
	Oil Sands			International
	2005	2004	2003	2005	2004	2003
					(Note 3)	(Note 3)
Revenue [1]
Sales to customers	$749	$412	$233	$2,183	$1,767	$1,492
Investment and other income [2]	4	-	2	(851)	(335)	(38)
Inter-segment sales	660	548	391	-	-	-
Segmented revenue	1,413	960	626	1,332	1,432	1,454
Expenses
Crude oil and product purchases	571	291	156	-	-	-
Inter-segment transactions	80	49	36	-	-	-
Operating, marketing and general	423	362	332	364	319	282
Exploration	32	16	23	117	98	55
Depreciation, depletion and amortization	133	69	179	249	320	313
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-
Interest	-	-	-	-	-	-
	1,239	787	726	730	737	650
Earnings (loss) from continuing operations before income taxes	174	173	(100)	602	695	804
Provision for income taxes
Current	(45)	(71)	(20)	1,015	631	524
Future	104	124	(28)	(304)	(52)	88
	59	53	(48)	711	579	612
Net earnings (loss) from continuing operations	$115	$120	$(52)	$(109)	$116	$192
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$772	$397	$443	$696	$1,707	$400
Deferred charges and other assets	1	-	-	-	-	-
Acquisition of Prima Energy Corporation, including goodwill	-	-	-	-	-	-
	$773	$397	$443	$696	$1,707	$400
Cash flow from continuing operating activities	$340	$384	$65	$722	$789	$613
Total assets from continuing operations	$2,623	$1,883	$1,770	$4,856	$4,969	$2,842

1	There were no customers that represented 10% or more of the Company’s consolidated revenues for the periods presented.
2	Investment and other income for the International segment includes $889 million (2004 - $333 million; 2003 - nil) of unrealized losses relating to the Buzzard derivative contracts (Note 24).

Note 2 - SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (continued)

	Downstream			Shared Services
	2005	2004	2003	2005	2004	2003
Revenue [1]
Sales to customers	$11,296	$9,407	$8,144	$-	$-	$-
Investment and other income [2]	43	13	1	(21)	10	1
Inter-segment sales	13	14	7	-	-	-
Segmented revenue	11,352	9,434	8,152	(21)	10	1
Expenses
Crude oil and product purchases	7,762	6,093	5,099	(1)	(3)	(1)
Inter-segment transactions	1,271	1,241	1,027	-	-	-
Operating, marketing and general	1,436	1,328	1,293	155	64	74
Exploration	-	-	-	-	-	-
Depreciation, depletion and amortization	216	277	400	1	1	1
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	(88)	(77)	(251)
Interest	-	-	-	164	142	182
	10,685	8,939	7,819	231	127	5
Earnings (loss) from continuing operations before income taxes	667	495	333	(252)	(117)	(4)
Provision for income taxes
Current	264	226	204	(112)	(74)	(121)
Future	(12)	(45)	(119)	37	20	59
	252	181	85	(75)	(54)	(62)
Net earnings (loss) from continuing operations	$415	$314	$248	$(177)	$(63)	$58
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$1,053	$839	$424	$12	$9	$14
Deferred charges and other assets	33	26	53	28	3	86
Acquisition of Prima Energy Corporation, including goodwill	-	-	-	-	-	-
	$1,086	$865	$477	$40	$12	$100
Cash flow from continuing operating activities	$663	$879	$548	$(163)	$(41)	$(137)
Total assets from continuing operations	$5,609	$4,462	$3,827	$714	$95	$575

	Consolidated
	2005	2004	2003
		(Note 3)	(Note 3)
Revenue [1]
Sales to customers	$17,585	$14,270	$12,392
Investment and other income [2]	(806)	(312)	16
Inter-segment sales
Segmented revenue	16,779	13,958	12,408
Expenses
Crude oil and product purchases	8,846	6,740	5,620
Inter-segment transactions
Operating, marketing and general	2,962	2,572	2,432
Exploration	271	235	271
Depreciation, depletion and amortization	1,222	1,256	1,429
Unrealized gain on translation of foreign currency denominated long-term debt	(88)	(77)	(251)
Interest	164	142	182
	13,377	10,868	9,683
Earnings (loss) from continuing operations before income taxes	3,402	3,090	2,725
Provision for income taxes
Current	1,794	1,365	1,127
Future	(85)	27	63
	1,709	1,392	1,190
Net earnings (loss) from continuing operations	$1,693	$1,698	$1,535
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$3,560	$3,893	$2,142
Deferred charges and other assets	70	36	147
Acquisition of Prima Energy Corporation, including goodwill	-	644	-
	$3,630	$4,573	$2,289
Cash flow from continuing operating activities	$3,783	$3,928	$2,896
Total assets from continuing operations	$20,007	$17,151	$13,643

1	There were no customers that represented 10% or more of the Company’s consolidated revenues for the periods presented.
2	Investment and other income for the International segment includes $889 million (2004 - $333 million; 2003 - nil) of unrealized losses relating to the Buzzard derivative contracts (Note 24).

Note 2 - SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (continued)

Geographic Information from Continuing Operations

	2005		2004		2003
	Revenues	Total Assets	Revenues	Total Assets	Revenues	Total Assets

Canada	$15,302	$14,261	$12,472	$11,263	$10,954	$10,795
Foreign [1]	1,477	5,746	1,486	5,888	1,454	2,848
	$16,779	$20,007	$13,958	$17,151	$12,408	$13,643

1	Foreign total assets include $2,964 million relating to assets in the United Kingdom (2004 - $1,022 million).

Note 3 - DISCONTINUED OPERATIONS

On December 20, 2005, the Company reached an agreement to sell its producing assets in Syria for $676 million (EUR 484 million) before adjustments. Accordingly, the producing assets in Syria have been classified as held for sale and presented as discontinued operations in the International segment.

Subsequently on January 31, 2006, the Company completed the sale of these assets. As a result, a gain on disposal of approximately $140 million will be recorded in the first quarter of 2006.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	2005	2004	2003
Revenue	$464	$419	$491
Expenses
Operating, marketing and general	104	118	125
Depreciation, depletion and amortization	145	146	131
	249	264	256

Earnings from discontinued operations before income taxes	215	155	235
Provision for income taxes	117	96	120
Net earnings from discontinued operations	$98	$59	$115

The assets and liabilities of the discontinued operations are comprised of the following:

	2005	2004
Assets
Current assets [1]	$237	$387
Property, plant and equipment, net	300	465
Goodwill	111	133
Total assets	$648	$985

Liabilities
Current liabilities	$102	$133
Net assets of discontinued operations	$546	$852

1	Current assets include cash and cash equivalents of $68 million as at December 31, 2005 (December 31, 2004 - $206 million).

Note 4 - STOCK DIVIDEND

In July 2005, the Company effected a two-for-one stock split in the form of a stock dividend. Common shareholders of record at the close of business on September 3, 2005 received one additional common share for each common share held. Information related to common shares, stock options and performance share units has been restated to reflect this transaction.

Note 5 - INVESTMENT AND OTHER INCOME

Investment and other income includes net losses on derivative contracts (Note 24) of $882 million for the year ended December 31, 2005 (2004 - $345 million; 2003 - nil) and net gains on disposal of assets of $48 million for the year ended December 31, 2005 (2004 - $12 million; 2003 - $42 million).

Note 6 - ASSET WRITE-DOWNS

Oakville Refining Operations
Petro-Canada announced in September 2003 it would cease the Oakville refining operations and expand the existing terminalling facilities. The shutdown of the refinery was completed in April 2005. The total charge to earnings related to the shutdown over the three years was $195 million after-tax. The following expenses have been recorded in the Downstream segment:

	2005		2004		2003
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Operating, marketing and general expenses (de-commissioning and employee related costs)	$(4)	$(2)	$3	$2	$54	$32
Depreciation and amortization expenses (asset write-downs and increased depreciation	1	-	71	44	196	119
	$(3)	$(2)	$74	$46	$250	$151

Other
Depreciation, depletion and amortization expense for the year ended December 31, 2003 includes $136 million ($82 million after-tax) relating mainly to engineering costs incurred in finalizing the Company’s strategy for converting the Edmonton refinery to process an oil sands feedstock and a charge of $46 million ($46 million after-tax) relating to the impairment of assets in Kazakhstan. The charges were recorded in the Oil Sands and International business segments respectively.

Note 7 - INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings from continuing operations before income taxes for non-taxable and non-deductible items, is as follows:

	2005	2004	2003
Earnings from continuing operations before income taxes	$3,402	$3,090	$2,725
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	393	352	392
Resource allowance	(413)	(512)	(542)
Non-taxable foreign exchange	(45)	(40)	(237)
Other	5	(10)	17
Earnings from continuing operations as adjusted before income taxes	$3,342	$2,880	$2,355
Canadian Federal income tax rate	38.0%	38.0%	38.0%
Income tax on earnings from continuing operations as adjusted at Canadian Federal income tax rate	$1,270	$1,094	$895
Provincial income taxes	325	271	194
Federal - abatement and other credits	(378)	(274)	(167)
Future income taxes increase (decrease) due to federal and provincial rate changes	6	(13)	(45)
Higher foreign income tax rates	482	320	306
Income tax credits and other	4	(6)	7
Provision for income taxes	$1,709	$1,392	$1,190
Effective income tax rate on earnings from continuing operations before income taxes	50.2%	45.0%	43.7%

Note 7 - INCOME TAXES (continued)

Future income taxes of continuing operations consists of the following future income tax liabilities (assets) relating to temporary differences for:

	2005	2004
Property, plant and equipment	$3,114	$2,961
Partnership income [1]	532	404
Inventories	(230)	(184)
Asset retirement obligations and other liabilities	(906)	(446)
Deferred charges and other assets	58	55
Other	(163)	(82)
	$2,405	$2,708

1	Taxable income for certain Canadian upstream activities are generated by a partnership and the related taxes will be included in current income taxes in the next year.

Deferred distribution taxes associated with International business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense.

Complex income tax issues, which involve interpretations of continually changing regulations, are encountered in computing the provision for income taxes. Management believes that adequate provisions have been made for all such outstanding issues and that the resolution of these issues would not materially affect the financial position of the Company.

Note 8 - EARNINGS PER SHARE

The weighted-average number of common shares outstanding used in the calculation of basic and diluted earnings per share from continuing operations and earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

(millions)	2005	2004	2003
Weighted-average number of common shares outstanding - basic	518.4	529.3	529.9
Effect of dilutive stock options	7.0	6.9	5.8
Weighted-average number of common shares outstanding - diluted	525.4	536.2	535.7

There were no stock options excluded from the diluted earnings per share from continuing operations and earnings per share calculations. Stock options are excluded when the exercise price exceeds the average share price in a respective period.

Note 9 - CASH FLOW INFORMATION

Changes in Non-Cash Working Capital
Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents and the current portion of long-term debt.

The (increase) decrease in non-cash working capital is comprised of:

	2005	2004	2003
Operating activities from continuing operations
Accounts receivable	$(563)	$(131)	$(11)
Inventories	(18)	4	34
Accounts payable and accrued liabilities	656	249	(157)
Income taxes payable	(190)	96	59
Current portion of long-term liabilities and other	31	(114)	(71)
	$(84)	$104	$(146)
Investing activities
Accounts payable and accrued liabilities	$(12)	$10	$94
Other liabilities	249	-	-
	$237	$10	$94
Financing activities
Accounts payable and accrued liabilities	$-	$(26)	$-

Cash Payments
Cash payments from continuing operations for interest and income taxes were as follows:

	2005	2004	2003
Interest	$186	$165	$156
Income taxes	$1,972	$1,353	$1,096

Note 10 - SECURITIZATION PROGRAM

In 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable up to $400 million to a third party, on a revolving and fully serviced basis. The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

In March 2005, the Company increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the year ended December 31, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at December 31, 2005, $480 million (December 31, 2004 - $400 million) of outstanding accounts receivable had been sold under the program for net proceeds of $479 million (2004 - $399 million).

Note 11 - FORT HILLS OIL SANDS MINING PROJECT

In June 2005, the Company acquired, for $300 million, a 60% interest in the Fort Hills oil sands mining project which was previously wholly owned by UTS Energy Corporation (UTS). As part of the acquisition, Petro-Canada became the project operator. To pay for the investment, Petro-Canada will fund a portion of UTS’ share of the next $2.5 billion of development capital.

In November 2005, the Company and UTS finalized agreements with Teck Cominco Limited (Teck Cominco) whereby Teck Cominco acquired a 15% interest in the Fort Hills oil sands mining project with Petro-Canada and UTS holding interests of 55% and 30%, respectively. Petro-Canada remains the project operator. The discounted value of the acquisition cost was recorded in other liabilities (Note 19).

Note 12 - ACQUISITION OF PRIMA ENERGY CORPORATION

On July 28, 2004, the Company acquired all of the common shares of Prima Energy Corporation, an oil and gas company with operations in the U.S. Rockies, for a total acquisition cost of $644 million, net of cash acquired. The results of operations were included in the Consolidated Financial Statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting. The allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment	$688
Goodwill	193
Current assets, excluding cash of $74 million	36
Deferred charges and other assets	2
Total assets acquired	919
Current liabilities	41
Future income taxes	217
Asset retirement obligations and other liabilities	17
Total liabilities assumed	275
Net assets acquired	$644

Goodwill, which is not tax deductible, was assigned to the Company’s North American Natural Gas business segment.

Note 13 - CASH AND CASH EQUIVALENTS

	2005	2004
Cash	$91	$169
Less: outstanding cheques	(43)	(65)
	48	104
Short-term investments	741	66
	789	170
Less: discontinued operations (Note 3)	68	206
	$721	$(36)

Note 14 - INVENTORIES

	2005	2004
Crude oil, refined products and merchandise	$431	$383
Materials and supplies	165	166
	$596	$549

Note 15 - PROPERTY, PLANT AND EQUIPMENT

	2005			2004			2005	2004
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Expenditures on Property, Plant and Equipment 1 2 3
Upstream
North American Natural Gas	$6,161	$2,828	$3,333	$5,521	$2,491	$3,030	$635	$605
East Coast Oil	3,577	1,359	2,218	3,274	1,094	2,180	310	276
Oil Sands	3,217	759	2,458	2,417	628	1,789	745	383
International	4,245	469	3,776	4,624	629	3,995	665	1,664
	17,200	5,415	11,785	15,836	4,842	10,994	2,355	2,928
Downstream
Refining	4,254	1,318	2,936	3,372	1,220	2,152	936	662
Marketing and other	2,419	1,252	1,167	2,358	1,218	1,140	117	177
	6,673	2,570	4,103	5,730	2,438	3,292	1,053	839
Other property, plant and equipment	470	437	33	458	426	32	12	9
	$24,343	$8,422	$15,921	$22,024	$7,706	$14,318	$3,420	$3,776

1	Expenditures are from continuing operations and exclude $46 million (2004 - $62 million) relating to discontinued operations (Note 3).
2
Exploration expenses, excluding general and administrative and geological and geophysical expenses, of $140 million (2004 - $117 million; 2003 - $188 million) are reclassified from operating activities and included with expenditures on property, plant and equipment and exploration under investing activities in the Consolidated Statement of Cash Flows.

3
Expenditures on property, plant and equipment and exploration for the year ended December 31, 2004 include the Company’s purchase of a 29.9% interest in the Buzzard field and nearby exploration blocks in the U.K. sector of the North Sea for $1,218 million.

Property, plant and equipment net cost includes asset retirement costs of $414 million (2004 - $297 million).

Interest capitalized during 2005 amounted to $35 million (2004 - $20 million; 2003 - 7 million).

Costs of $48 million (2004 - $577 million) relating to non-producing East Coast Oil projects, $2,778 million (2004 - $2,587 million) relating to the International operations and $323 million (2004 - $338 million) relating to U.S. Rockies operations are currently not being depleted.

Capital leases at a net cost of $63 million (2004 - $67 million) and $25 million (2004 - $27 million) are included in the assets of East Coast Oil and Oil Sands, respectively (Note 18).

Note 16 - GOODWILL

The following table summarizes the changes in goodwill:

	2005			2004
	North American Natural Gas	International	Total	North American Natural Gas	International	Total
Goodwill at beginning of year	$175	$811	$986	$-	$810	$810
Acquisition of Prima Energy Corporation	-	-	-	193	-	193
Foreign exchange	(5)	(133)	(138)	(18)	1	(17)
Goodwill at end of year	170	678	848	175	811	986
Less: discontinued operations (Note 3)	-	111	111	-	133	133
	$170	$567	$737	$175	$678	$853

Note 17 - DEFERRED CHARGES AND OTHER ASSETS

	2005	2004
Investments	$87	$78
Deferred pension funding	105	71
Deferred financing costs	108	98
Other long-term assets	115	98
	$415	$345

Note 18 - LONG-TERM DEBT

	Maturity	2005	2004
Debentures and notes
5.95% unsecured senior notes ($600 million US) [1]	2035	$700	$-
5.35% unsecured senior notes ($300 million US) [2]	2033	350	361
7.00% unsecured debentures ($250 million US)	2028	292	301
7.875% unsecured debentures ($275 million US)	2026	321	331
9.25% unsecured debentures ($300 million US)	2021	350	361
5.00% unsecured senior notes ($400 million US) [3]	2014	466	481
4.00% unsecured senior notes ($300 million US) [2]	2013	350	361
Capital leases (Note 15) [4]	2007-2017	77	85
Retail licensee trust loans	2012-2014	7	-
		2,913	2,281
Current portion		(7)	(6)
		$2,906	$2,275

1	In May 2005, the Company issued $600 million US 5.95% notes due May 15, 2035. The proceeds were used primarily to repay existing short-term notes payable.
2
In anticipation of issuing these senior notes, the Company entered into interest rate derivatives which resulted in effective interest rates of 6.073% for the 5.35% notes due in 2033 and 4.838% for the 4.00% notes due in 2013.

3
The Company established a $400 million US underwritten credit facility to partially fund the acquisition of Prima Energy Corporation (Note 12). On November 8, 2004, the Company issued these senior notes, the proceeds of which were used to repay the credit facility.

4
The Company is party to a transportation agreement to transport bitumen from the MacKay River production facilities to the Athabasca Pipeline Terminal. The agreement is for an initial term of 15 years ending in 2017 and is extendable at the Company's option for an additional 10 years.

The Company is party to an agreement for the time charter and operation of a vessel for the transportation of East Coast Oil crude oil production. The agreement, which calls for payment in U.S. dollars, is for an initial term of 10 years ending in 2007 and extendable at the Company's option for up to an additional 15 years.

The transportation and time charter agreements are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time charter agreements are $77 million, including the following amounts in the next five years: 2006 - $7 million; 2007 - $7 million; 2008 - $2 million; 2009 - $3 million; 2010 - $3 million.

Interest on long-term debt, net of capitalized interest, was $146 million in 2005 (2004 - $132 million; 2003 - $177 million).

At December 31, 2005, the Company has in place syndicated operating credit facilities totaling $2,000 million, maturing in 2010. The syndicated facilities are unsecured, committed revolving facilities that bear interest at either the lenders' rates for Canadian prime loans, U.S. base rate loans, Bankers’ Acceptances rates, or at London Inter-Bank Offered Rate (LIBOR) plus applicable margins. The Company also has revolving bilateral demand credit facilities of $408 million at December 31, 2005. A total of $1,141 million of the credit facilities was used for letters of credit and overdraft coverage at December 31, 2005. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program, under which no amounts were outstanding at December 31, 2005.

Note 19 - OTHER LIABILITIES

	2005	2004
Post-retirement benefits	$173	$164
Unrealized loss on Buzzard derivative contracts (Note 24)	1,222	333
Fort Hills purchase obligation (Note 11)	247	-
Other long-term liabilities	246	149
	$1,888	$646

Note 20 - ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recorded for obligations where the Company will be required to retire tangible long-lived assets such as well sites, offshore production platforms, natural gas processing plants and marketing sites.

The following table summarizes the changes in the asset retirement obligations:

	2005	2004
Asset retirement obligations at beginning of year	$834	$773
Obligations incurred	92	67
Changes in estimates	104	-
Abandonment expenditures	(98)	(44)
Accretion expense	50	50
Foreign exchange and other	(59)	(12)
Asset retirement obligations at end of year	$923	$834

In determining the fair value of the asset retirement obligations, the estimated cash flows of new obligations incurred during the year have been discounted at 5.5% (2004 - 6.5%). The total undiscounted amount of the estimated cash flows required to settle the obligations is $2,839 million (2004 - $2,417 million). The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extend up to 50 years in the future.

Note 21 - SHAREHOLDERS' EQUITY

The authorized share capital is comprised of an unlimited number of:
(a)	Preferred shares issuable in series designated as Senior Preferred Shares.
(b)	Preferred shares issuable in series designated as Junior Preferred Shares.
(c)	Common shares.

Changes in common shares and contributed surplus were as follows:

	2005			2004
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus
Balance at beginning of year	519,928,022	$1,314	$1,743	531,172,186	$1,308	$2,147
Issued under employee stock option and share purchase plans	3,544,282	64	-	2,492,000	39	-
Repurchased under normal course issuer bid	(8,333,400)	(22)	(324)	(13,736,164)	(34)	(413)
Stock-based compensation	-	6	3	-	1	9
Balance at end of year	515,138,904	1,362	1,422	519,928,022	1,314	1,743

Note 21 - SHAREHOLDERS' EQUITY(continued)

In June 2005, the Company renewed its normal course issuer bid to repurchase up to 26 million of its common shares during the period from June 22, 2005 to June 21, 2006, subject to certain conditions. During 2005, the Company purchased 8,333,400 common shares at an average price of $41.54 per common share for a total cost of $346 million (2004 - 13,736,164 common shares at an average price of $32.51 per common share for a total cost of $447 million). The excess of the purchase price over the carrying amount of the shares purchased, which totaled $324 million in 2005 (2004 - $413 million), was recorded as a reduction of contributed surplus.

Note 22 - STOCK-BASED COMPENSATION

Stock Options
The Company maintains a stock option plan whereby options can be granted to officers and certain employees for up to 44 million common shares. Stock options have a term of ten years if granted prior to 2004 and seven years if granted subsequent to 2003. All stock options vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

In 2004, the Company amended the option plan to provide the holder of stock options granted subsequent to 2003 the alternative to exercise these options as a cash payment alternative (CPA). Where the CPA is chosen, vested options can be surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

Changes in the number of outstanding stock options were as follows:

	2005
	Number	Weighted-Average Exercise Price
		(dollars)
Balance at beginning of year	18,074,698	$21
Granted	4,185,800	35
Exercised	(3,544,282)	18
Cancelled	(354,599)	29
Balance at end of year	18,361,617	$24

	2004		2003
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
		(dollars)		(dollars)
Balance at beginning of year	17,241,186	$19	16,451,968	$15
Granted	3,673,400	29	4,962,000	26
Exercised	(2,492,000)	16	(3,982,232)	13
Cancelled	(347,888)	22	(190,550)	20
Balance at end of year	18,074,698	$21	17,241,186	$19

The following stock options were outstanding as at December 31, 2005:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number	Weighted-Average Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
(dollars)		(years)	(dollars)		(dollars)
$8 to 13	1,954,009	2.3	$10	1,954,009	$10
14 to 17	2,635,875	6.0	17	2,561,759	17
18 to 23	2,659,795	5.3	19	2,645,091	19
24 to 27	3,743,733	7.1	26	2,807,800	26
28 to 32	3,291,205	5.2	29	2,583,867	29
33 to 42	4,077,000	6.2	35	2,029,037	34
$8 to 42	18,361,617	5.6	$24	14,581,563	$23

During 2005, the Company recorded compensation expense of $10 million (2004 - $10 million; 2003 - $9 million) relating to the 2003 stock options and $69 million (2004 - $3 million; 2003 - nil) relating to options with a CPA.

Note 22 - STOCK-BASED COMPENSATION (continued)

The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

		Earnings per Share			Earnings per Share			Earnings per Share
	2005	Basic	Diluted	2004	Basic	Diluted	2003	Basic	Diluted
	Net Earnings	(dollars)	(dollars)	Net Earnings	(dollars)	(dollars)	Net Earnings	(dollars)	(dollars)
Net earnings as reported	$1,791	$3.45	$3.41	$1,757	$3.32	$3.28	$1,650	$3.11	$3.08
Pro forma adjustment	8	0.01	0.02	9	0.02	0.02	8	0.01	0.01
Pro forma net earnings	$1,783	$3.44	$3.39	$1,748	$3.30	$3.26	$1,642	$3.10	$3.07

The estimated fair value of stock options granted in 2003, which is charged to earnings, was $8.75 per share. This fair value has been determined using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.4%
Expected hold period to exercise	6 years
Volatility in the market price of common shares	32%
Estimated annual dividend	1.4%

Note 22 - STOCK-BASED COMPENSATION (continued)

Performance Share Units
The Company maintains a Performance Share Unit (PSU) plan for officers and other senior management employees. Under the PSU program, notional share units are awarded and settled in cash at the end of a three-year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.

Changes in the number of outstanding PSUs were as follows:

	2005 Number	2004 Number
Balance at beginning of year	565,860	-
Granted	642,940	569,760
Expired	-	-
Cancelled	(49,833)	(3,900)
Balance at end of year	1,158,967	565,860

PSUs outstanding at the end of 2004 have a performance period ending in 2007 and PSUs issued in 2005 have a performance period ending in 2008. During 2005, the Company recorded compensation expense relating to PSUs of $7 million (2004 and 2003 - nil).

Deferred Share Units
The Company maintains a Deferred Stock Unit (DSU) plan where executive officers are awarded DSUs and/or can elect to receive all or a portion of their annual incentive compensation in the form of DSUs. Under the officer DSU program, notional share units are issued for the elected amount, which is based on the then current market price of the Company’s common shares. Upon termination or retirement, the units are settled in cash which includes an amount for the value of notional dividends earned over the period the units were outstanding.

The Company’s Board of Directors receives a portion of their compensation in the form of DSUs and can also elect to receive all or a portion of their non-DSU compensation in the form of DSUs. Under the Director program, notional share units are issued and settled in cash or common shares, including the value of notional dividends, upon ceasing to be a Director.

During 2005, the Company recorded compensation expense (recovery) relating to DSUs of $13 million (2004 - ($1) million; 2003 - $6 million).

Note 23 - EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions, and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The accrued benefit obligations and the fair value of plan assets are measured for accounting purposes at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of December 31, 2004 and the next required valuation will be as of December 31, 2007.

The defined contribution option provides for an annual contribution of 5% to 8% of each participating employee’s pensionable earnings.

	Pension Plans			Other Post-Retirement Plans
Benefit Plan Expense	2005	2004	2003	2005	2004	2003
(a) Defined benefit plans
Employer current service cost	$36	$31	$27	$4	$4	$4
Interest cost	86	81	78	12	13	12
Actual return on plan assets	(133)	(91)	(115)	-	-	-
Actuarial losses (gains)	155	97	99	19	(15)	17
Elements of employee future benefit plan expense before adjustments to recognize the long-term nature of employee future benefit plan expense	144	118	89	35	2	33
Difference between actual and expected return on plan assets	45	12	50	-	-	-
Difference between actual and recognized actuarial losses in year	(121)	(67)	(73)	(19)	16	(17)
Amortization of transitional (asset) obligation	(6)	(5)	(5)	2	2	2
	62	58	61	18	20	18
(b) Defined contribution plans	16	13	11
Total expense	$78	$71	$72	$18	$20	$18
Benefit Plan Funding
Defined contribution	$16	$13	$11
Defined benefit	$96	$80	$75	$9	$9	$8

Note 23 - EMPLOYEE FUTURE BENEFITS (continued)

	Pension Plans		Other Post-Retirement Plans
Financial Status of Defined Benefit Plans	2005	2004	2005	2004
Fair value of plan assets	$1,303	$1,157	$-	$-
Accrued benefit obligation	1,681	1,487	230	204
Funded status - plan deficit [1]	(378)	(330)	(230)	(204)
Unamortized transitional (asset) obligation	(23)	(29)	15	17
Unamortized net actuarial losses	506	430	42	23
Accrued benefit asset (liability)	$105	$71	$(173)	$(164)

Reconciliation of Plan Assets
Fair value of plan assets at beginning of year	$1,157	$1,052	$-	$-
Contributions	96	80	9	9
Benefits paid	(83)	(67)	(9)	(9)
Actual gain (loss) on plan assets	133	91	-	-
Other	-	1	-	-
Fair value of plan assets at end of year	$1,303	$1,157	$-	$-

Reconciliation of Accrued Benefit Obligation
Accrued benefit obligation at beginning of year	$1,487	$1,344	$204	$211
Current service cost	36	31	4	4
Interest cost	86	81	12	13
Benefits paid	(83)	(67)	(9)	(9)
Actuarial losses (gains)	155	97	19	(15)
Other	-	1	-	-
Accrued benefit obligation at end of year	$1,681	$1,487	$230	$204

1	The pension and other post-retirement plans included in the financial status information are not fully funded.

Defined Benefit and Other Post-Retirement Plans Assumptions
	2005	2004	2003
Year-end obligation discount rate [1]	5.0%	5.7%	6.0%
Accrued benefit obligation discount rate [1]	5.7%	6.0%	6.5%
Long-term rate of return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase, excluding merit increases	3.1%	3.0%	3.0%

1 Assumption used in both pension and other post-retirement plans.

Assumed Health and Dental Care Cost Trend Rates at December 31 are as follows:
	2005	2004
Dental care cost trend rate [1]	3.5%	3.5%
Health care cost trend rate	8.5%	8.5%
Health care cost trend rate declines to	4.5%	4.5%
Year that health care cost trend rate reaches the rate which it is expected to remain at	2014	2014

1	Dental care cost trend rate assumed to remain constant.

Note 23 - EMPLOYEE FUTURE BENEFITS (continued)

Sensitivity Analysis
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
Total of service and interest cost	$2	$(2)
Accrued benefit obligation	$27	$(26)

The Plan Assets consist of:

Percentage of Plan Assets at December 31,
Asset Category	2005	2004

Equity	61%	62%
Bonds	39%	38%
	100%	100%

Note 24 - FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of its business operations. The Company monitors its exposure to market fluctuations and may use derivative instruments to manage these risks, as it considers appropriate.

Crude Oil and Products
The Company enters into forward contracts and options to reduce exposure to Downstream margin fluctuations, including margins on fixed-price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined products.

The Company has also entered into a series of forward sales contracts for the future sale of Brent crude oil in connection with its 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea (Note 15). Unrealized losses relating to these contracts amounted to $889 million for the year ended December 31, 2005 (2004 - $333 million; 2003 - nil).

Unrealized losses on all derivative contracts have decreased investment and other income by $889 million for the year ended December 31, 2005 (2004 - $338 million; 2003 - nil).

As at December 31, 2005, the amounts included in the Consolidated Balance Sheet as a result of the unrealized mark-to-market amounts on derivative contracts are as follows:

	December 31, 2005	December 31, 2004

Accounts receivable	$5	$5
Accounts payables and accrued liabilities	1	1
Other liabilities	1,222	333

The Company’s outstanding contracts for derivative instruments and the related fair values at December 31, 2005 were as follows:

	Quantity	Maturity	Average Price	Fair Value
			US$/bbl
Crude Oil and Products (millions of barrels)
Crude oil purchases/sales	1.0	2006	$58.70	$4
Buzzard crude oil sales	35.8	2007-2010	$25.98	$(1,222)
				$(1,218)

Note 24 - FINANCIAL INSTRUMENTS AND DERIVATIVES (continued)

The fair value of these derivative instruments is based on quotes provided by brokers, which represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative instruments outstanding at December 31, 2005 to maturity.

Derivative and financial instruments involve a degree of credit risk. The Company manages this risk through the establishment of credit policies and limits which are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the Company’s derivative instruments is essentially offset by gains or losses on the underlying transaction.

In addition to the derivative instruments described above, the Consolidated Balance Sheet includes other items considered to be financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term notes payable. The fair values of these other financial instruments included in the Consolidated Balance Sheet are as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial instruments included in current assets and current liabilities related to continuing operations	$(516)	$(516)	$(1,437)	$(1,437)
Long-term debt	$(2,913)	$(3,134)	$(2,281)	$(2,538)

The fair value of financial instruments included in current assets and current liabilities related to continuing operations, excluding the current portion of long-term debt, approximates the carrying amount of these instruments due to their short maturity. The fair value of long-term debt is based on publicly quoted market values.

Note 25 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments
	2006	2007	2008	2009	2010	Thereafter	Total
Transportation agreements	$200	$158	$161	$140	$117	$943	$1,719
Product purchases	115	114	131	131	118	1,494	2,103
Exploration work commitments	52	47	2	54	6	1	162
Operating leases	137	111	90	79	65	196	678
	$504	$430	$384	$404	$306	$2,634	$4,662

Contingent Liabilities

The Company is involved in litigation and claims in the course of normal course operations. In addition, the Company may provide indemnifications, in the normal course of operations, that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management is of the opinion that any resulting settlements relating to the litigation matters or indemnifications would not materially affect the financial position of the Company.

Note 26 - VARIABLE INTEREST ENTITIES

Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the variable interest entity’s activities, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The Company determined that certain retail licensee agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and, therefore, consolidation is not required. In certain of these retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company’s maximum exposure to loss from these arrangements would not be material.

Note 27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying Consolidated Financial Statements:

(a)	Income Taxes
The liability method followed by the Company differs from United States GAAP due to the application of transitional provisions upon adoption, the use of substantively enacted versus enacted tax rates and the accounting for certain Canadian income tax credits and allowances.

(b)	Interest Capitalization
United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each.

(c)	Contributed Surplus
In prior years, the Company transferred amounts from contributed surplus to the accumulated deficit. Under United States GAAP, these transfers would not have occurred.

(d)	Derivative Instruments and Hedging
United States GAAP requires that changes in the fair value of cash flow hedges be included in other comprehensive income. Under Canadian GAAP, these amounts are recorded in earnings only at the time of settlement.

(e)	Minimum Pension Liability
United States GAAP requires a minimum pension liability be recorded for underfunded pension plans. The change in the minimum liability, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities, is recognized in other comprehensive income.

(f)	Comprehensive Income
United States GAAP utilizes the concept of comprehensive income, which includes net earnings and other comprehensive income. The concept of comprehensive income does not yet exist under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges, minimum pension liability adjustments and certain foreign currency translation adjustments.

(g)	Asset Retirement Obligations
United States GAAP adopted a new accounting standard for asset retirement obligations effective January 1, 2003. Changes to the equivalent Canadian accounting standards were effective January 1, 2004, which eliminated this GAAP difference in 2004 and future years. Under United States GAAP, the cumulative effect adjustment from initial application is required to be charged to net earnings in the year the standard became effective. Canadian GAAP requires the change in accounting policy be applied retroactively and that prior periods presented for comparative purposes be restated.

Note 27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (continued)

The application of United States GAAP would have the following effects on earnings as reported:

	2005	2004	2003
Net earnings from continuing operations, as reported in the Consolidated Statement of Earnings	$1,693	$1,698	$1,535
Adjustments, before income taxes
Capitalization of interest and related amortization	46	8	21
Accounting for income taxes	117	(27)	(9)
Other	1	1	-
Income taxes on above items	(15)	9	13
Net earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy	1,842	1,689	1,560
Net earnings from discontinued operations, before cumulative effect of change in accounting policy	98	59	115
Net earnings, as adjusted before cumulative effect of change in accounting policy	1,940	1,748	1,675
Cumulative effect of change in accounting policy, net of income taxes	-	-	(114)
Net earnings, as adjusted	$1,940	$1,748	$1,561

Earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy per share
Basic	$3.55	$3.19	$2.94
Diluted	$3.51	$3.15	$2.91
Earnings, as adjusted before cumulative effect of change in accounting policy per share
Basic	$3.74	$3.30	$3.16
Diluted	$3.69	$3.26	$3.13
Earnings, as adjusted per share
Basic	$3.74	$3.30	$2.95
Diluted	$3.69	$3.26	$2.91
Comprehensive income
Net earnings, as adjusted	$1,940	$1,748	$1,561
Unrealized gain (loss) on financial derivatives	-	(5)	8
Minimum pension liability	(65)	(36)	(11)
Foreign currency translation adjustment	(588)	(49)	323
	$1,287	$1,658	$1,881

Note 27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (continued)

The application of United States GAAP would have the following effects on the Consolidated Balance Sheets as reported:

	December 31, 2005		December 31, 2004
	As Reported	United States GAAP	As Reported	United States GAAP
			(Note 3)	(Note 3)
Current assets	$2,934	$2,934	$1,635	$1,635
Current assets - discontinued operations	237	237	387	387
Property, plant and equipment, net	15,921	16,513	14,318	14,872
Goodwill	737	716	853	832
Deferred charges and other assets	415	415	345	344
Assets of discontinued operations	411	411	598	598
Current liabilities	2,943	2,943	2,801	2,801
Current liabilities - discontinued operations	102	102	133	133
Long-term debt	2,906	2,906	2,275	2,275
Other liabilities	1,888	2,229	646	910
Asset retirement obligations	923	923	834	834
Future income taxes	2,405	2,469	2,708	2,894
Common shares	1,362	1,362	1,314	1,314
Contributed surplus	1,422	2,544	1,743	2,865
Retained earnings	7,018	6,285	5,408	4,526
Foreign currency translation adjustment	(314)	-	274	-
Accumulated other comprehensive income (loss)	$-	$(537)	$-	$116

Note 28 - RECENT ACCOUNTING PRONOUNCEMENTS

Canadian

Non-Monetary Transactions
The Accounting Standards Board (AcSB) issued Canadian Institute of Chartered Accountants (CICA) Section 3831 Non-Monetary Transactions. The standard, which is harmonized with the equivalent United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, removes the culmination of the earnings process criteria and replaces it with the commercial substance criteria as the test for fair value measurement. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006 and, upon adoption, are not expected to materially impact the Consolidated Financial Statements.

Financial Instruments, Comprehensive Income, and Hedges
The AcSB has issued new accounting standards for financial instruments standards that comprehensively address when an entity should recognize a financial instrument on its balance sheet, or how it should measure the financial instrument once recognized. The new standards comprise three sections:

CICA Standard 3855 Financial Instruments - Recognition and Measurement establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented.

CICA Standard 3865 Hedges provides optional alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG-13), Hedging Relationships, and build on Section 1650, Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

CICA Section 1530 Comprehensive Income introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

All three standards are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact of these new standards on the Consolidated Financial Statements.

Note 28 - RECENT ACCOUNTING PRONOUNCEMENTS

Consideration Given by a Vendor to a Customer
The Emerging Issues Committee (EIC) issued Abstract EIC 156 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). This Abstract, which is harmonized with the equivalent United States Abstract Emerging Issues Task Force (EITF) 01-9 Consideration Given by a Vendor to a Customer, provides guidance on the accounting treatment and classification of sales incentives or other considerations that are offered by a vendor to direct or indirect customers. It discusses when a sales incentive or other consideration given to a customer should be recorded as a reduction of revenue or as an expense. The Abstract is to be applied retroactively, with restatement of prior periods, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

Implicit Variable Interests
The EIC issued EIC Abstract 157 Implicit Variable Interests, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and/or receiving of variability indirectly from the entity rather than directly. The Abstract is applicable to the first interim period or annual fiscal period beginning after October 17, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

Conditional Asset Retirement Obligations
The EIC issued EIC Abstract 159 Accounting for Conditional Asset Retirement Obligations. The Abstract, which is harmonized with the equivalent United States FASB Interpretation (FIN) 47 Accounting for Conditional Asset Retirement Obligations, clarifies the accounting for conditional asset retirement obligations where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Although these uncertainties affect the fair value of the liability, they do not relieve an entity from the requirement to record a liability, if it can be reasonably determined. The Abstract is to be applied retroactively to all interim and annual reporting periods ending after March 31, 2006. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

United States

Share-Based Payment
The FASB issued Statement of Financial Accounting Standard (SFAS) 123(R) Share-Based Payment, which replaces SFAS 123 Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. It requires compensation costs related to share-based payment transactions to be recognized as an expense at fair value with remeasurement to fair value each period. The compensation expense is recognized over the period that an employee provides service in exchange for the award with forfeitures estimated at each period end. This Statement is effective for interim or annual reporting periods beginning after December 15, 2005. Application is to be on a modified-retrospective or modified-prospective basis of transition for new or modified awards and to unvested awards. Restatement of prior periods under the modified-retrospective approach is optional. The Company is currently assessing the impact of these new requirements to the Consolidated Financial Statements.

Note 28 - RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Inventory Costs
The FASB issued SFAS 151 Inventory Costs as an amendment to Accounting Research Bulletin No. 43. The amendments clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current-period charges and require the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The Statement is to be applied prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the statement.

Accounting for Changes and Error Corrections
The FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting and reporting of a change in accounting principles. The Statement applies to all voluntary changes in accounting principles as well as changes required by an accounting pronouncement unless the pronouncement includes specific transition provisions. The Statement requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting principles made in fiscal years beginning after December 15, 2005. The change, which harmonizes United States GAAP with Canadian GAAP, will affect the reporting of future changes in accounting principles under United States GAAP.

Purchase and Sales of Inventory with the Same Counterparty
The EITF issued EITF Abstract 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Abstract provides accounting guidance where an entity may sell inventory to another entity in the same line of business from which it also purchases inventory. It prescribes under what circumstances these exchanges with the same counterparty would be viewed as a single non-monetary transaction and whether they would be accounted for at fair value or carrying value. The Abstract is applicable to transactions completed in reporting periods beginning after March 15, 2006, whether pursuant to arrangements that were in place at the date of initial application of the Abstract or arrangements executed subsequent to that date. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.

Stripping Costs Incurred During Production
The EITF issued EITF Abstract 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry. The Abstract provides that stripping costs incurred during the production phase of a mine should be accounted for as a variable production cost and included in the cost of inventory extracted during the period. The Abstract is effective for the first reporting period beginning after December 15, 2005. The Company does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the Abstract.